SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For Immediate Release

COPEL

First Quarter of 2011 Results

Curitiba, Brazil, May 11, 2011 – Companhia Paranaense de Energia - COPEL (BM&FBOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power to the State of Paraná, announces its results for the first quarter of 2011 (1Q11).

COPEL's consolidated balance sheet presents, in addition to the figures of its wholly owned subsidiaries (COPEL Geração e Transmissão, COPEL Distribuição and COPEL Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná and Dominó Holdings, the latter jointly controlled with other shareholders. The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil.

HIGHLIGHTS

- Net Operating Revenue (NOR): R$ 1,826 million.
- Operating Income: R$ 578 million.
- Net Income: R$ 385 million.
- EBITDA (Earnings Before Interest, Taxes, Depreciation And Amortization): R$ 587 million.
- Return on Shareholder's Equity: 3.4% in the period.
- Growth in Power distribution: 4.0% (grid market).

The Company's shares and main indexes presented the following variations in the period:

Ticker	Price 03/31/2011	Var. % year	Index	Points 03/31/2011	Var. % year
CPLE3 (common/ BM&FBovespa)	R$ 39.49	3.9	IBOVESPA	68,587	(1.0)
CPLE6 (preferred B/ BM&FBovespa)	R$ 44.45	7.1			
ELP (ADS/ Nyse)	US$ 27.79	10.4	DOW JONES	12,351	6.4
XCOP (preferred B/ Latibex)	€ 19.24	3.2	LATIBEX	3,665	(3.2)

1Q11 Earnings Results

SUMMARY
1. General Information	2
1.1 Audit Committee	2
1.2 Dividends and Interest On Capital (IOC)	2
2. Income Statement	2
2.1 Net Operating Revenues	2
2.2 Operating Costs and Expenses	4
2.3 EBITDA	5
2.4 Equity in Investees	6
2.5 Interest Income	6
2.6 Net Income	6
3. Balance Sheet and Investment Program	6
3.1 Assets	6
3.2 Liabilities and Shareholders’ Equity	7
3.3 CAPEX – Capital Expenditures	10
4. Shareholding Structure	10
5. Consolidated Financial Statements	11
5.1 Assets	11
5.2 Liabilities	12
5.3 Income Statement	13
5.4 Cash Flow	14
6. Financial Statements – Wholly-Owned Subsidiaries	15
6.1 Assets	15
6.2 Liabilities	16
6.3 Income Statement	17
7. Power Market	18
7.1 Captive Market	18
7.2 COPEL Distribuição’s Grid Market - TUSD	19
7.3 Energy Flow	19
8. Supplementary Information	21
8.1 Tariffs	21
8.2 Main Operational and Financial Indicators	22
8.3 Conference Call for 1Q11 Results	23

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2

1Q11 Earnings Results

1. General Information

1.1 Audit Committee

     The contents of COPEL’s financial statements are monitored by the Company’s Board of Directors through the Audit Committee. To ensure the accuracy of these statements, the Audit Committee directly receives any reports or concerns about them.

1.2 Dividends and Interest On Capital (IOC)

     The 56th Annual Shareholder’s Meeting held on April 28, 2011, approved the distribution of R$ 200 million as IOC and R$ 81.5 million as dividends, amounting to R$ 281.5 million relating to the fiscal year 2010, in which already includes the advance payment of R$ 85.0 million as interest on capital on September 20, 2010.

2. Income Statement

2.1 Net Operating Revenues

In 1Q11, “net operating revenues” reached R$ 1,826.2 million, up 11.3% on the R$ 1,641.2 million in 1Q10. The most important variations were:

(i) the 3.2% increase in revenues from “electricity sales to final customers”, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due basically to: (a) the 3.7% upturn in the captive market consumption, particularly the commercial, industrial and residential customers, with 5.3%, 3.2% and 3.6% increases, respectively; (b) the extinction of the tariff discount policy for customers that used to pay their bills on time; and (c) the rate increase passed on as of June 24, 2010, in accordance with ANEEL Resolution 1,015/10;

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1Q11 Earnings Results

(ii) the 6.7% increase in revenues from “electricity sales to distributors”, due to: (i) increased prices under power purchase agreements in the regulated market (CCEAR) and bilateral contracts; and (ii) higher revenue from short-term electricity market (CCEE);

(iii) the “use of the main transmission grid” item comprises revenues from the use of the distribution system (TUSD), from the use of the basic transmission network, and from the use of the connection network, has recorded a 30.7% increase, mostly on account of: (i) end of the tariff discount policy, (ii) an increase of 4.0% in the grid market, and (iii) the tariff adjustment;

(iv) the account “construction revenue,” was down by 15.9% due to the lower booking of revenues related to infrastructure construction and improvement services used in the provision of electricity distribution and transmission;

(v) the 24.1% increase in “telecommunications revenues,” due to new customers and higher volume of services to existing customers;

(vi) the 1.6% increase in “distribution of piped gas” (supplied by Compagas), basically due to the increase in gas sales, particularly to the industrial segment; and

(vii) the 28.0% increase in "other operating revenues", primarily due to higher revenue from the lease of the Araucária thermal power plant, in accordance with the terms of the tenancy agreement signed with Petrobras.

			R$'000
Income Statement	1Q11	1Q10	Var.%
Electricity sales to final customers	571,175	553,663	3.2
Electricity sales to distributors	361,254	338,433	6.7
Use of main transmission grid	659,793	504,958	30.7
Construction revenue	120,566	143,317	(15.9)
Telecommunications revenues	28,239	22,746	24.1
Distribution of piped gas	56,954	56,048	1.6
Other operating revenues	28,249	22,061	28.0
Net operating revenues	1,826,230	1,641,226	11.3

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1Q11 Earnings Results

2.2 Operating Costs and Expenses
From January to March 2011, operating costs and expenses totaled R$ 1,373.1 million, a 5.7% increase over the R$ 1,299.1 million recorded from January to March 2010. The main variations were:

(i)

the 16.9% increase in “electricity purchased for resale” on account of the higher costs of energy from auctions (CCEAR), and Electric Power Commercialization Chamber (CCEE) which were partially offset by the reduction in the costs from purchase of energy from Itaipu.

			R$'000
Electricity Purchased for Resale	1Q11	1Q10	Var. %
Itaipu	110,116	122,468	(10.1)
CCEAR (Auction)	376,676	317,077	18.8
CCEE	17,312	6,347	172.8
Itiquira	36,803	29,224	25.9
Dona Francisca	15,905	14,814	7.4
Proinfa	25,661	28,273	(9.2)
(-) Pis/Pasep and Cofins	(37,652)	(52,124)	(27.8)
TOTAL	544,821	466,079	16.9

(ii)

the 8.5% increase in “charges for the use of the main transmission grid,” primarily due to the start-up of new assets and higher System Service Charges (ESS), as defined by ANEEL. System Service Charges are collected to cover the costs of such system services as those resulting from the dispatched generation regardless of priority, among others;

(iii)

in 1Q11, “personnel and management” expenses totaled R$ 185.3 million, up 5.5% on 2010, driven by wage increase applied as from October 2010 (6.5%), partially offset by the results of the Voluntary Dismissal Programs;

(iv)

the balance of “pension and healthcare plans” item reflects the accrual of liabilities pursuant to the 2011 actuarial report on the Healthcare Plan, calculated according to the criteria set by CVM Ruling no. 600/2009, such as the monthly installments of each plan have also been recorded;

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5

1Q11 Earnings Results

(v)	“materials and supplies” increased by 20.0%, mainly reflecting higher purchases of materials for the power system;
(vi)	“raw material and supplies for energy production” include expenses with the acquisition of mineral coal for the Figueira thermoelectric power plant;
(vii)	“natural gas and supplies for the gas business” increased by 1.0% and reflects the amounts of natural gas acquired by Compagas to supply third-parties;
(viii)	the 12.9% increase in “third-party services,” largely due to higher expenses with power grid maintenance, partially offset by the reduction in reading and delivery of bills costs;
(ix)

the variation in “provisions and reversals” was mainly caused by a reversal of the provision for tax contingencies verified in the first quarter, partially offset by the recording of civil provisions and administrative;

(x)	“construction cost” decreased by 16.2%, reflecting the lower investments made in the energy transmission and distribution business during 1Q11; and
(xi)

increase of the line “other operating costs and expenses” was mainly due to higher payments of (i) financial compensation for use of water resources, due to higher hydroelectric power output, and (ii) indemnity, partially offset by the recognition of losses in the deactivation and sale of assets.

			R$ '000
Operating Costs and Expenses	1Q11	1Q10	Var.%

Electricity purchased for resale	544,821	466,079	16.9
Charges for the use of main transmission grid	154,184	142,111	8.5
Personnel and management	185,269	175,583	5.5
Pension and healthcare plans	31,452	26,066	20.7
Material and supplies	20,864	17,390	20.0
Raw material and supplies for electricity generation	6,633	5,559	19.3
Natural gas and supplies for the gas business	34,499	34,151	1.0
Third-party services	83,836	74,253	12.9
Depreciation and amortization	133,998	139,758	(4.1)
Provisions and reversals	(2,234)	22,690	-
Construction cost	120,082	143,307	(16.2)
Other operating costs and expenses	59,649	52,125	14.4
TOTAL	1,373,053	1,299,072	5.7

2.3 EBITDA

In 1Q11, EBITDA (Earnings Before Interest, Taxes, Depreciation And Amortization) totaled R$ 587.2 million, an increase of 21.8% on the R$ 481.9 million recorded in 2009.

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1Q11 Earnings Results

2.4 Equity in Investees

     Equity in investees and subsidiaries reflects the gains and losses on the investments in COPEL's investees and subsidiaries. In 1Q11, this item mainly comprised R$ 1.8 million from Dona Francisca Energética, R$ 1.9 million from Sercomtel Telecom, R$ 8.5 million from Sanepar, and R$ 2.7 million from Foz do Chopim Energética.

2.5 Interest Income

Interest income increased by 24.8% totaling R$ 184.0 million. The increase was the result of higher investment yields and the monetary variation on financial assets from concessions.

     Financial expenses in the period reached R$ 73.7 million, 19.5% higher year-on-year. This increase was mainly due to the increase of debt charges and monetary variation on the use of public assets at the Elejor complex.

2.6 Net Income

COPEL recorded net income of R$ 384.8 million in 1Q11 (equivalent to R$ 1.41 per share), 20.5% higher than the amount registered in the 1Q2010.

3. Balance Sheet and Investment Program

3.1 Assets

On March 31, 2011, COPEL’s total assets amounted to R$ 18,206.2 million, up 1.9% on the figure recorded year-on-year.

3.1.1 Cash, Cash Equivalents and Financial Investments

     In 1Q11, COPEL’s cash, cash equivalents and short-term financial investments totaled R$ 2,316.4 million and were mostly invested in Bank Deposit Certificates (CDBs). The investments earned an average yield of 100% of the Interbank Deposit Certificate (CDI) variation in the period.

3.1.2 CRC Transferred to the State of Paraná
     Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,359.7 million.

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1Q11 Earnings Results

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum. The amortizations are backed by dividend proceeds.

3.1.3 Accounts Receivable from Concession

     Based on the characteristics established in the electricity distribution and transmission concession contracts, the management understands that the conditions for the adoption of the Technical Interpretation ICPC-01 – Concession Contracts are met. The ICPC-01 sets forth guidelines on the recognition of public service concessions.

3.1.4 Fixed Assets

     The Company adopted the deemed cost method to determine the fair value of the fixed assets of the generation and telecommunications activities. These fixed assets are depreciated according to the straight-line method based on the annual rates established by ANEEL, which are practiced and accepted by the market as adequate, limited to the term of concession, when applicable. The estimate useful life, the residual values and the depreciation are reviewed at the end of the balance sheet date and the effect of any changes in the estimates is prospectively recognized.

3.1.5 Intangible Assets

Intangible assets represent the exploration rights of the construction and electricity supply services, which will be recovered by billing customers.

3.2 Liabilities and Shareholders’ Equity

COPEL’s consolidated debt (including debentures) was R$ 1,949.3 million, as of March 31, 2011, representing a debt/equity ratio of 16.7%.

     The shareholders’ equity attributed to minority shareholders of COPEL in March 2011, was R$ 11,670.0 million, 3.3% higher than in March 2010 and equivalent to R$ 42.64 per share (book value).

3.2.1 Debt Profile

The breakdown of the balance of loans, financing and debentures is shown in the table below:

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1Q11 Earnings Results

				R$'000
		Short-term	Long-term	Total
	National Treasury	5,797	50,240	56,037
Foreign Currency	Eletrobras	5	15	20
	Total	5,802	50,255	56,057
	Eletrobras - COPEL	44,821	247,440	292,261
	BNDES - Compagas	4,780	-	4,780
Domestic Currency	Debentures - COPEL	605,459	-	605,459
	BNDES/Banco do Brasil S/A - Mauá	7,077	272,128	279,205
	Banco do Brasil S/A and other	5,799	705,732	711,531
	Total	667,936	1,225,300	1,893,236
TOTAL		673,738	1,275,555	1,949,293

The loan, financing and debentures maturities are presented below:

							R$'000
	Short-Term			Long-Term
		2012	2013	2014	2015	2016	After 2016
Loans and Financing	68,279	51,531	191,473	519,830	187,131	47,049	278,541
Domestic Currency	62,477	48,123	189,287	518,735	187,131	47,049	234,975
Foreign Currency	5,802	3,408	2,186	1,095	-	-	43,566
Debentures	605,459	-	-	-	-	-	-
TOTAL	673,738	51,531	191,473	519,830	187,131	47,049	278,541

COPEL’s consolidated net debt (loans, financing and debentures minus cash) declined significantly in recent years, as shown in the following chart:

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1Q11 Earnings Results

3.2.2 ANEEL Concession – Use of Public Asset

It refers to the concession charges for the Use of Public Asset (UBP) incurred since the operational start-up of the project until the final date of concession.

				R$ million
	Elejor	Mauá	Colíder	Total
Current liabilities	40,984	202	-	41,186
Noncurrent liabilities	327,708	11,151	11,823	350,682

3.2.3 Contingencies and Provisions for Disputes

     The Company is involved in a series of lawsuits in different courts and instances. The Company’s management, based on its legal advisors’ opinion, maintains provisions for contingencies for those cases assessed as probable losses.

The balance of provisions for contingencies is as follows:

			R$ '000
Consolidated	03/31/2011	12/31/2010	Var.%
Tax	298,647	321,479	(7.1)
Labor suits	143,453	146,898	(2.3)
Employees and Benefits	55,821	52,695	5.9
Civil	319,483	306,417	4.3
Suppliers	86,982	86,101	1.0
Civil and administrative claims	77,940	73,237	6.4
Easements	8,797	9,065	(3.0)
Condemnations and property	139,902	132,709	5.4
Customers	5,862	5,305	10.5
Environmental claims	42	42	-
Regulatory	34,176	38,847	(12.0)
TOTAL	851,622	866,378	(1.7)

     The lawsuits classified as representing possible losses, estimated by the Company and its subsidiaries at the end of March 2011, totaled R$ 1,620.0 million, and were classified as follows: labor – R$ 131.7 million; employee benefits – R$ 35.3 million; regulatory – R$ 149.1 million; civil –R$ 148.5 million; and tax – R$ 1,155.4 million.

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1Q11 Earnings Results

3.3 CAPEX – Capital Expenditures

COPEL’s investments from January to March 2011 and investments forecast for 2011, are presented below:

		R$ million
	Carried out	Scheduled
	1Q11	2011

Generation and Transmission	119.0	1024.8
UHE Mauá	45.3	164.4
UHE Colider	30.0	492.4
PCH Cavernoso II	1.5	78.5
Other	42.2	289.5
Distribution	141.4	933.3
Telecommunications	16.6	102.4
TOTAL	277.0	2,060.5

4. Shareholding Structure

On March 31, 2011, paid-in capital totaled R$ 6,910 million, composed of the following shares (with no par value) and shareholders:

Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%

State of Paraná	85,029	58.6	-	-	13	-	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,620	13.5	130	33.4	100,903	78.7	120,653	44.1
BM&FBOVESPA	19,492	13.4	130	33.4	59,916	46.7	79,538	29.1
NYSE	128	0.1	-	-	40,843	31.9	40,971	14.9
LATIBEX	-	-	-	-	144	0.1	144	0.1
Other	552	0.4	259	66.6	37	-	848	0.2
TOTAL	145,031	100.0	389	100.0	128,235	100.0	273,655	100.0

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1Q11 Earnings Results

5. Consolidated Financial Statements

5.1 Assets

			R$'000
Assets	Mar/11	Dec/10	Var.%
CURRENT	4,161,095	4,157,790	0.1
Cash and cash equivalents	1,791,920	1,794,416	(0.1)
Financial investments	524,517	598,173	(12.3)
Customers	1,234,958	1,162,627	6.2
Dividends receivable	4,968	5,851	(15.1)
CRC transferred to the State of Paraná	60,163	58,816	2.3
Receivables tied to the concession	60,292	54,700	10.2
Other receivables	188,187	161,069	16.8
Inventories	125,784	121,424	3.6
Income tax and social contribution	120,471	158,213	(23.9)
Other current taxes recoverable	37,446	37,536	(0.2)
Prepaid expenses	12,389	4,965	149.5
NONCURRENT	14,045,146	13,701,642	2.5
Long-Term Assets	5,093,108	4,805,293	6.0
Financial investments	33,028	33,431	(1.2)
Customers	42,619	43,729	(2.5)
CRC transferred to the State of Paraná	1,299,584	1,282,377	1.3
Judicial deposits	394,149	400,699	(1.6)
Receivables tied to the concession	2,603,388	2,423,345	7.4
Other receivables	15,301	15,224	0.5
Income tax and social contribution	12,907	12,341	4.6
Other current taxes recoverable	85,293	84,862	0.5
Income tax and social contribution paid in advance	605,264	507,710	19.2
Loans with related parties	1,575	1,575	-
Investments	494,885	483,450	2.4
Property, plant and equipment	6,724,893	6,663,945	0.9
Intangible assets	1,732,260	1,748,954	(1.0)
TOTAL	18,206,241	17,859,432	1.9

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1Q11 Earnings Results

5.2 Liabilities

			R$'000
Liabilities	Mar/11	Dec/10	Var.%
CURRENT	2,497,463	2,536,801	(1.6)
Accrued payroll costs	188,739	175,584	7.5
Suppliers	641,724	612,568	4.8
Income tax and social contribution	176,593	153,249	15.2
Other taxes payable	301,605	378,871	(20.4)
Loans, financing and debentures	673,738	704,252	(4.3)
Dividends payable	163,630	163,634	-
Post-employment benefits	23,417	24,255	(3.5)
Regulatory charges	57,173	56,105	1.9
Research and development and energy efficiency	149,718	155,991	(4.0)
Payables tied to the concession - use of public property	41,186	40,984	0.5
Other payables	79,940	71,308	12.1
NON-CURRENT	4,038,789	4,026,805	0.3
Suppliers	136,367	144,936	(5.9)
Taxes payable	24,619	32,252	(23.7)
Deferred income tax and social contribution	901,820	887,218	1.6
Loans, financing and debentures	1,275,555	1,280,982	(0.4)
Post-employment benefits	393,899	384,208	2.5
Research and development and energy efficiency	104,061	90,732	14.7
Payables tied to the concession - use of public property	350,682	340,099	3.1
Other accounts payable	164	-	-
Reserve for litigation	851,622	866,378	(1.7)
SHAREHOLDERS' EQUITY	11,669,989	11,295,826	3.3
Attributed to controlling shareholders	11,407,962	11,030,123	3.4
Stock capital	6,910,000	6,910,000	-
Valuation adjustments	1,536,705	1,559,516	(1.5)
Legal reserves	478,302	478,302	-
Profit reserves	2,056,526	2,056,526	-
Proposed additional dividends	25,779	25,779	-
Accrued earnings	400,650	-	-
Attributed to minority shareholders	262,027	265,703	(1.4)
TOTAL	18,206,241	17,859,432	1.9

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1Q11 Earnings Results

5.3 Income Statement

			R$'000
Income Statement	1Q11	1Q10	Var.%

OPERATING REVENUES	1,826,230	1,641,226	11.3
Electricity sales to final customers	571,175	553,663	3.2
Electricity sales to distributors	361,254	338,433	6.7
Use of main transmission grid	659,793	504,958	30.7
Construction revenue	120,566	143,317	(15.9)
Telecommunications revenues	28,239	22,746	24.1
Distribution of piped gas	56,954	56,048	1.6
Other operating revenues	28,249	22,061	28.0
Operating costs and expenses	(1,373,053)	(1,299,072)	5.7
Electricity purchased for resale	(544,821)	(466,079)	16.9
Use of main transmission grid	(154,184)	(142,111)	8.5
Personnel and management	(185,269)	(175,583)	5.5
Pension and healthcare plans	(31,452)	(26,066)	20.7
Material and supplies	(20,864)	(17,390)	20.0
Raw material and supplies for electricity generation	(6,633)	(5,559)	19.3
Natural gas and supplies for the gas business	(34,499)	(34,151)	1.0
Third-party services	(83,836)	(74,253)	12.9
Depreciation and amortization	(133,998)	(139,758)	(4.1)
Provisions and reversals	2,234	(22,690)	-
Construction cost	(120,082)	(143,307)	(16.2)
Other operating costs and expenses	(59,649)	(52,125)	14.4
EQUITY IN RESULTS OF INVESTEES	14,600	41,514	(64.8)
INCOME BEFORE INTEREST INCOME (EXPENSES) AND TAXES	467,777	383,668	21.9
INTEREST INCOME (EXPENSES)	110,360	85,867	28.5
Interest income	184,029	147,506	24.8
Interest expenses	(73,669)	(61,639)	19.5
OPERATING INCOME (EXPENSES)	578,137	469,535	23.1
INCOME TAX AND SOCIAL CONTRIBUTION	(193,308)	(150,176)	28.7
Income tax and social contribution	(274,966)	(149,422)	84.0
Deferred income tax and social contribution	81,658	(754)	-
NET INCOME (LOSS)	384,829	319,359	20.5
Attributed to the Company's controlling shareholders	379,481	315,015	20.5
Attributed to minority shareholders	5,348	4,344	23.1
EBITDA	587,175	481,912	21.8

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1Q11 Earnings Results

5.4 Cash Flow

		R$'000
Consolidated Cash Flow	1Q11	1Q10
Cash flow from operating activities
Net income for the period	384,829	319,359
Adjustments to reconcile net income to cash provided by operating activities	238,533	225,207
Depreciation	82,347	87,973
Amortization of intangible assets - concession	51,131	50,609
Amortization of intangible assets - other	520	1,176
Unrealized monetary and exchange variations, net	(20,863)	(36,860)
Remuneration of accounts receivable related to the concession	(107,638)	(64,840)
Equity in the results of investees	(14,600)	(41,514)
Income Tax and Social Contribution	274,966	149,422
Deferred Income Tax and Social Contribution	(81,658)	754
Provision for loss with receivable accounts related to concession	867	2,815
Provision for doubtful accounts	5,093	5,714
Reserve for contingencies	(7,327)	16,976
Provisions for post-employment benefits	33,179	27,777
Provision for research and development and energy efficiency	16,415	15,323
Loss on disposal of accounts receivables related to concession	5,333	1,957
Loss on disposal of investments	-	6
Results on disposal of property, plant, and equipment	388	1,264
Results on disposal of intangible	380	6,655
Loss on disposal of intangible related to concession	-	-
Reduction (increase) of assets	17,192	59,187
Increase (reduction) of liabilities	(444,784)	(407,674)
Net cash generated by operating activities	195,770	196,079
Cash flow from investing activities
Financial investments	73,607	3,381
Additions in investments	(111)	(30)
Additions to property, plant, and equipment:	(123,640)	(43,308)
Additions to intangible assets related to concessions	(140,337)	(171,827)
Additions to other intangible	(2,205)	(11,509)
Customer contributions	18,144	16,807
Net cash generated (used) by investing activities	(174,542)	(206,486)
Cash flow from financing activities
Payment of capital in affiliates by noncontrolling shareholders	(9,024)	54,000
Loans and financing obtained	284	80,059
Amortization of principal amounts of loans and financing	(14,980)	(10,491)
Amortization of principal amounts of debentures	-	(177,908)
Dividends and interest on capital paid	(4)	-
Net cash used by financing activities	(23,724)	(54,340)
Increase (decrease) in cash and cash equivalents	(2,496)	(64,747)
Cash and cash equivalents at the beginning of the period	1,794,416	1,518,523
Cash and cash equivalents at the end of the period	1,791,920	1,453,776
Variation in cash and cash equivalents	(2,496)	(64,747)

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1Q11 Earnings Results

6. Financial Statements – Wholly-Owned Subsidiaries

6.1 Assets

			R$'000
Assets	GET	DIS	TEL
CURRENT	1,893,988	2,063,621	45,362
Cash and cash equivalents	1,351,630	719,453	3,249
Financial investment	130,625	32,837	-
Customers	257,015	970,130	24,992
Dividends receivable	5,105	-	-
CRC transferred to the State of Paraná	-	60,163	-
Accounts receivable tied to the concession	60,292	-	-
Other	54,259	131,955	1,757
Inventories	24,039	87,915	12,463
Income Tax and Social Contribution	4,887	21,412	13
Other current taxes recoverable	4,712	29,430	2,740
Prepaid expenses	1,424	10,326	148
NONCURRENT	8,156,874	4,962,458	260,243
Long-Term Assets	1,014,798	3,688,459	15,101
Financial investment	5,446	25,688	-
Customers	-	42,619	-
CRC transferred to the State of Paraná	-	1,299,584	-
Judicial deposits	18,816	151,131	667
Recoverable assets - concession	840,443	1,765,433	-
Other assets	1,878	3,262	-
Income tax and social contribution	12,907	-	-
Other current taxes recoverable	15,858	61,674	7,761
Income tax and social contribution paid in advance	114,200	339,068	6,673
Receivables from subsidiaries	5,250	-	-
Investments	390,019	4,232	-
Property, Plant and Equipment	6,493,190	-	231,703
Intangible Assets	258,867	1,269,767	13,439
TOTAL	10,050,862	7,026,079	305,605
GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

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1Q11 Earnings Results

6.2 Liabilities

			R$'000
Liabilities	GET	DIS	TEL
CURRENT	986,609	1,543,441	37,573
Accrued payroll costs	44,508	129,228	11,848
Suppliers	193,071	453,667	10,891
Income Tax and Social Contribution	76,964	98,896	733
Other taxes	13,752	236,192	2,465
Loans, financing and debentures	41,373	18,488	-
Dividends payable	518,245	355,968	10,474
Post-employment benefits	6,238	16,075	1,026
Regulatory charges	4,911	52,262	-
Research and development and energy efficiency	16,252	133,466	-
Receivables tied to the concession - use of public property	41,186	-	-
Other accounts payable	30,109	49,199	136
NON-CURRENT	2,395,949	2,002,258	16,432
Associated companies and subsidiaries	303,803	730,764	-
Suppliers	150,851	-	-
Taxes payable	505	2,957	-
Deferred income tax and social contribution	822,604	48,050	-
Loans, and financing	414,893	531,062	-
Post-employment benefits	107,205	269,332	16,197
Research and development and energy efficiency	28,337	75,724	-
Receivables tied to the concession - use of public property	350,682	-	-
Reserve for litigation	217,069	344,369	235
SHAREHOLDERS' EQUITY	6,668,304	3,480,380	251,600
Attributed to controlling shareholders
Capital stock	4,285,945	2,624,841	194,755
Capital reserves	73,954	-	-
Valuation adjustements	1,519,901	13,463	-
Legal Reserve	182,162	108,500	3,521
Retained earnings reserve	145,366	570,007	43,086
Proposed additional dividends	351,866	-	-
Accrued earnings (losses)	109,110	163,569	10,238
TOTAL	10,050,862	7,026,079	305,605
GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

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1Q11 Earnings Results

6.3 Income Statement

			R$'000
Income Statement	GET	DIS	TEL
Operating revenues	562,585	1,263,303	37,919
Electricity sales to final customers	25,592	546,919	-
Electricity sales to distributors	414,721	13,717	-
Use of main transmission grid	77,099	603,142	-
Construction revenue	29,801	85,810	-
Telecommunications services	-	-	37,919
Other operating revenues	15,372	13,715	-
Operating costs and expenses	(282,542)	(1,116,750)	(22,789)
Electricity purchase for resale	(21,279)	(590,726)	-
Use of main transmission grid	(51,893)	(122,739)	-
Personel and management	(44,717)	(124,794)	(10,739)
Pension and healthcare plans	(7,858)	(21,739)	(1,480)
Material	(2,875)	(17,270)	(362)
Raw material and supplies for electricity generation	(6,633)	-	-
Third-party services	(20,816)	(68,276)	(3,784)
Depreciation and amortization	(78,428)	(46,377)	(5,697)
Provisions and reversals	19,202	(26,580)	715
Construction cost	(29,317)	(85,810)	-
Other operating expenses	(37,928)	(12,439)	(1,442)
Equity in results of investees	(166)	-	-
Earnings before financial result and taxes	279,877	146,553	15,130
Interest Income (expenses)	3,353	103,508	347
Earnings before income taxes	283,230	250,061	15,477
Income tax and social contribution	(99,798)	(164,808)	(5,484)
Deferred income tax and social contribution	3,363	78,316	245
Net Income (Loss)	186,795	163,569	10,238
EBITDA	358,471	192,930	20,827
GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

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1Q11 Earnings Results

7. Power Market

7.1 Captive Market

The captive market consumed 5,577 GWh, growing by 3.7% in the period.

     The residential segment consumed 1,553 GWh, a growth of 3.6%, basically due to the higher household income and the 3.9% growth in the number of customers. At the end of March 2011, this segment represented 27.9% of COPEL’s captive market consumption, with the company supplying power to 2,992,852 residential customers.

     The industrial segment consumed 1,765 GWh in the first three months of the year, growing by 3.2%. This result reflected the higher industrial production in the State of Paraná, especially in the printing, automotive and food industries, and the growth of 4.5% in industrial customers. At the end of March, this segment represented 31.7% of COPEL’s captive market consumption, with the company supplying power to 70,137 captive industrial customers.

     The commercial segment consumed 1,234 GWh, a growth of 5.3%, impacted by the strong job market and the expansion in credit in previous quarters. At the end of the period, this segment represented 22.1% of COPEL’s captive market consumption, with the company supplying power to 312,619 captive commercial customers.

     The rural segment consumed 505 GWh, growing by 3.2%, due to the increase of 2.4% in the number of customers and the higher agricultural output in the State of Paraná. This segment represented 9.0% of COPEL’s captive market consumption at the end of the period, with the company supplying power to 366,488 rural customers.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 520 GWh, up 2.4% in the period. These segments represented 9.3% of COPEL’s captive market consumption. At the end of period, COPEL supplied power to 50,139 customers in these segments.

The following table shows the captive market for each consumption segment:

			GWh
Segment	1Q11	1Q10	Var.%
Residential	1,553	1,499	3.6
Industrial	1,765	1,710	3.2
Commercial	1,234	1,172	5.3
Rural	505	489	3.2
Other	520	508	2.4
Captive Segment Total	5,577	5,378	3.7

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1Q11 Earnings Results

7.2 COPEL Distribuição’s Grid Market - TUSD

     OPEL Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 4.0%, as the following table:

			GWh
	1Q11	1Q10	Var.%
Captive Market	5,577	5,378	3.7
Concession/permission holders	146	137	6.3
Free Customers (*)	804	762	5.5
Grid Market	6,527	6,277	4.0
* Total free customers supplied by COPEL GET and other suppliers within COPEL DIS’ concession area.

7.3 Energy Flow

COPEL Consolidated

			GWh
	1Q11	1Q10	Var.%
Own Generation	7,470	6,495	15.0
Purchased energy	7,006	6,555	6.9
Itaipu	1,298	1,306	(0.6)
Auction – CCEAR	4,586	4,151	10.5
Itiquira	227	226	0.4
Dona Francisca	156	159	(2.1)
CCEE (MCP)	323	294	9.9
Other	416	419	(0.9)
Total Available Power	14,476	13,050	10.9
Captive Market	5,577	5,378	3.7
Concessionaires	146	137	6.3
Free Customers	231	232	(0.3)
Bilateral Agreements	266	379	(30.0)
Auction – CCEAR	3,888	3,668	6.0
CCEE (MCP)	55	-	-
MRE	3,228	2,247	43.7
Losses and differences	1,085	1,009	7.5
Basic network losses	345	313	10.2
Distribution losses	676	633	6.8
CG contract allocation	64	63	1.9
Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Power Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference between billed and energy received from CG)

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1Q11 Earnings Results

COPEL Geração e Transmissão

			GWh
	1Q11	1Q10	Var. %
Own Generation	7,470	6,495	15.0
CCEE (MCP)	184	44	322.0
Dona Francisca	156	159	(2.1)
Total Available Power	7,810	6,698	16.6
Bilateral Agreements	266	381	(30.0)
CCEAR – COPEL Distribuição	335	309	8.2
CCEAR – Other	3,553	3,359	5.8
Free Customers	231	232	(0.3)
MRE	3,228	2,247	43.7
Losses and differences	197	170	15.6

COPEL Distribuição

			GWh
	1Q11	1Q10	Var. %
Itaipu	1,298	1,306	(0.6)
CCEAR – COPEL Geração e Transmissão	335	309	8.2
CCEAR – Other	4,217	3,842	9.8
Adjustment auction	35	-	-
CCEE (MCP)	138	250	(44.7)
Itiquira	227	226	0.4
Other	416	420	(1.0)
Available Power	6,666	6,353	4.9
Captive market	5,577	5,378	3.7
Wholesale	146	137	6.3
CCEE (MCP)	55	-	-
Losses and differences	888	838	5.9
Basic network losses	148	142	3.7
Distribution losses	676	633	6.8
CG contract allocation	64	63	1.9

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1Q11 Earnings Results

8. Supplementary Information

8.1 Tariffs

Average Energy Purchased Tariffs

			R$/MWh
Tariff	Mar/11	Mar/10	Var. %
Itaipu*	86.90	90.35	(3.8)
Auction – CCEAR 2005 – 2012	74.50	70.82	5.2
Auction – CCEAR 2006 – 2013	87.24	82.94	5.2
Auction – CCEAR 2007 – 2014	97.66	92.93	5.1
Auction – CCEAR 2007 – 2014 (A-1)	124.59	118.41	5.2
Auction – CCEAR 2008 – 2015	104.88	99.75	5.1
Auction – CCEAR 2008 – H30	131.37	124.85	5.2
Auction – CCEAR 2008 – T15**	162.27	154.22	5.2
Auction – CCEAR 2009 – 2016	117.32	112.07	4.7
Auction – CCEAR 2009 – H30	140.22	133.26	5.2
Auction – CCEAR 2009 – T15**	158.59	150.73	5.2
Auction – CCEAR 2010 – H30	140.57	111.32	26.3
Auction – CCEAR 2010 – T15**	151.03	149.53	1.0
Auction – CCEAR 2011 – H30	145.89	-	-
Auction – CCEAR 2011 – T15**	152.57	-	-
* Furnas transport charge not included

**Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading

Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

Average Energy Retail Tariffs

			R$/MWh
Tariff	Mar/11	Mar/10	Var. %
Residential	293.67	271.14	8.3
Industrial*	206.67	180.68	14.4
Commercial	256.69	228.49	12.3
Rural	173.65	156.74	10.8
Other	201.51	177.98	13.2

Retail distribution average rate	237.73	212.87	11.7
Without ICMS
* Free customers not included

Average Energy Supply Tariffs

			R$/MWh
Tariff	Mar/11	Mar/10	Var. %
Auction CCEAR 2005 - 2012	74.48	70.96	5.0
Auction CCEAR 2006 - 2013	87.52	83.35	5.0
Auction CCEAR 2007 - 2014	97.77	93.22	4.9
Auction CCEAR 2008 - 2015	103.81	98.92	4.9
Auction CCEAR 2009 - 2016	118.50	113.10	4.8
Auction CCEAR 2011 - 2040	61.82	-	-
Concession holders in the State of Paraná	133.95	139.68	(4.1)

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1Q11 Earnings Results

8.2 Main Operational and Financial Indicators

March 31, 2011
Generation
COPEL GET power plants	18 (17 hydro and 1 thermal)
Power plants in which COPEL holds an interest	07 (5 hydro,1 thermal and 1 wind power)
Total installed capacity of COPEL GET	4.550 MW
Installed capacity of COPEL’s Corporate Partnerships (1)	608 MW
Automated and remote-controlled power plants of COPEL GET	12
Automated and remote-controlled power plants of COPEL’s corporate partnerships	03
Transmission
Transmission lines	1,913 km
Number of substations	31 (100% automated)
Installed capacity of substations	10,302 MVA
Distribution (up to138 kV)
Distribution networks and lines	182,499 km
Number of substations	352 (100% automated)
Installed capacity of substations	9,638 MVA
Number of municipalities served	393
Number of localities served	1,111
Number of captive customers	3,792,235
DEC (outage duration per customer, in hours and hundredths of an hour)	3.11
FEC (outage frequency per customer)	2.44 times
Telecommunication
Optical cable – main ring	6,595 km
Self-sustained optical cable	12,028 km
Number of cities served	254
Number of customers	1,088
Administration
Number of employees (wholly owned subsidiaries)	8,998
COPEL Geração e Transmissão	1,773
COPEL Distribuição	6,718
COPEL Telecomunicações	507
Customer per distribution employee	564
Financial
Book value per share	R$ 42.64 per share
EBITDA	R$ 587.2 million
Liquidity (current ratio)	1.7

Note:
(1) Proportional to the capital stake.

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1Q11 Earnings Results

8.3 Conference Call for 1Q11 Results
Copel will hold its conference call for the 1Q11 results on Friday 13, 2011, at 1 p.m. (US EST).

Telephone -	(+1 516) 300 1066
Code:	COPEL

Live webcast of the conference call will be available on www.copel.com/ri
Please connect 15 minutes before the call.

Investor Relations – COPEL
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

The information contained in this press release may contain forward-looking statements that reflect the management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 17, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.